EXHIBIT 99.1

Equinox Gold Provides Corporate Update

VANCOUVER, April 15, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") today provides a corporate update.

GDX and GDXJ Index Inclusion

Equinox Gold is pleased to announce that effective at market close on April 17, 2020, the Company will be added to the GDX (VanEck Vectors Gold Miners ETF). On March 20, 2020, Equinox Gold was added to the GDXJ (VanEck Vectors Junior Gold Miners ETF).

"Equinox Gold's inclusion in both the GDX and GDXJ is a milestone for the Company, reflecting successful execution of our growth strategy," said Christian Milau, CEO of Equinox Gold. "Listing on the NYSE American and graduating to the Toronto Stock Exchange last year, coupled with the increased scale of the Company following the merger with Leagold Mining this year, have significantly increased the Company's liquidity and market visibility, bringing additional trading flexibility and value to our investors."

First Quarter Results

Equinox Gold will release its first quarter 2020 consolidated financial results on May 15, 2020. The Company will discuss its first quarter results, along with an update on the Company's business strategy and activities underway at the Company's projects, during a conference call and webcast commencing at 2:00 pm Vancouver time on May 15, 2020, directly after the Company's annual general meeting. All participants will have an opportunity to ask questions of Equinox Gold's Chairman, CEO and executive team.

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

Filing of Annual Information Form and Form 40-F

Further to its press release on March 27, 2020, the Company is continuing to rely on temporary blanket relief published by Canadian securities regulators to file its Annual Information Form ("AIF") for the year ended December 31, 2019, and expects to file its AIF on or before May 15, 2020. The Company's directors, officers and other insiders are subject to a trading blackout until such time as the AIF is filed. The Company confirms that all material business developments since the March 27th news release have been press released and material change reports filed on SEDAR at www.sedar.com.

The Company also intends to file its Annual Report on Form 40-F with the Securities and Exchange Commission at the same time as the AIF.

About Equinox Gold

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from two development projects and two expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding the growth potential of the Company. When used in this news release, words such as "will", "continuing", "expects", "intends", "growth", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the intention to file its AIF and 40-F within the allowable filing deadline, the Company's expectation of being added to the GDX on April 17, 2020, and the Company's ability to operate its mines, advance its development and expansion projects and achieve its growth objectives.

These forward-looking statements involve assumptions, numerous risks and uncertainties, certain of which are beyond the Company's control including risks associated with or related to the volatility of metal prices and the Company's shares, there being no significant disruptions affecting the Company's operations or projects, risks related to the COVID-19 pandemic including government and health authority responses and increased regulations and restrictions regarding the flow of labour, materials and impact on the Company's business, projects and operations, as well as the risk factors identified in Equinox Gold's year-end MD&A dated February 28, 2020, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. The COVID-19 situation is changing rapidly and Equinox Gold will continue to review and adapt its response protocols as the situation unfolds, applying guidelines outlined by the World Health Organization and governments of countries within which the Company operates. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity, operations or financial results, and the duration of any such impact, will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2020/15/c4954.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 15-APR-20